May 5, 2017

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Delaying Amendment for Managed Portfolio Series (the “Registrant” or the “Trust”) Registration Statement on Form N-14 (the “Registration Statement”) File No. 333-217208

Dear Ms. White:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of the Tortoise North American Energy Independence Fund, a series of the Trust, into the Tortoise Select Opportunity Fund, a series of the Trust.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 7, 2017 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Milwaukee and the State of Wisconsin, on the 5th day of May, 2017.

If you have any additional questions or require further information, please do not hesitate to contact me at (414) 765-6609 or Jeanine.bajzcyk@usbank.com.

Sincerely,

/s/ Jeanine Bajczyk
Jeanine Bajczyk, Esq.
Secretary of the Trust